07022749

LIBERTY
INTERNATIONAL

RECEIVED
2007 APR 20 A 6: 16
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

April 19, 2007

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

SUPPL

Re: Liberty International PLC
Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
File No. 82-34722

Ladies and Gentlemen:

On behalf of Liberty International PLC, a company incorporated under the laws of England and Wales (the "Company"), a "foreign private issuer" exempt from the registration and reporting requirements set forth in Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to the exemption order issued on June 11, 2003 (file no. 82-34722) pursuant to Rule 12g3-2(b) under the Exchange Act, we herewith submit the document: "Notification of Major Interests in Shares".

Should you have any questions concerning the foregoing or require any additional information, please do not hesitate to contact Ruth Pavey at +44 (0) 20 7960 1236.

Yours faithfully,

PROCESSED
APR 24 2007
THOMSON
FINANCIAL

Ruth Pavey
Senior Company Secretarial Assistant
Fax : +44 (0) 20 7887 0001
Enclosures

cc: Susan Folger, Liberty International PLC
William H. Gump, Esq.

dw 4/23

File No. 82-34722

LIBERTY INTERNATIONAL PLC

NOTIFICATION OF MAJOR INTERESTS IN SHARES

In accordance with the FSA's Disclosure and Transparency Transitional Provisions Liberty International PLC has received the following notifications of interests in the Ordinary shares of 50 pence in the Company as at 20 March 2007:

i) Full name of Persons subject to the notification obligation	ii)Full name of shares holders (if different from i)	iii) Number of voting rights	iv) % of voting rights
Donald Gordon Family Interests	Sir Donald Gordon Lady Peggy Gordon Wendy Donna Appelbaum Richard Michael Gordon Graeme John Gordon The Donald Gordon Foundation STC International Ltd	(Direct) 75,000,000	20.67%
Old Mutual plc	Old Mutual Investment Group (South Africa) (Pty) Ltd Old Mutual Asset Managers (Namibia) (Pty) Ltd Old Mutual Asset Managers (Bermuda) Ltd Taquanta Asset Managers (Pty) Ltd Syfrets Securities Ltd Taquanta Securities Pty Ltd BOE (Pty) Ltd	(Indirect) 11,923,546	3.29%
Legal & General Group PLC (L&G)	Legal & General Assurance (Pensions Management) Limited (PMC)	(Direct) 12,889,162	3.55%
Stichting Pensioenfonds ABP		(Direct) 14,666,586	4.0439%

Susan Folger
Company Secretary
020 7887 7108

19 April 2007

END